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Exhibit 12

GCI, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands)

	Years ending December 31,
	2004	2003	2002	2001	2000
Net earnings (loss) before income taxes and extraordinary item	$38,715	$25,249	$12,322	$8,659	$(21,649)
Add:
Fixed charges:
Interest expense	27,586	34,745	29,316	31,208	38,845
Capitalized interest	1,097	403	—	—	—
Amortization of debt discount or premium	249	—	—	—	—
Amortization and write-off of loan fees	3,790	7,732	4,612	1,402	1,317
Rent expense deemed interest	6,049	5,300	4,598	3,097	2,717
Preferred dividend requirements of consol. subs.	—	—	—	—	—
Amortization of capitalized interest	347	303	303	303	303
Distributed income of equity investors	—	—	—	—	—
Share of pretax losses for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Deduct:
Capitalized interest	1,097	403	—	—	—
Preferred dividend requirements of consol. subs.	—	—	—	—	—
Minority interest in pretax income of subs that have not incurred fixed charges	—	—	—	—	—

Earnings	$76,736	$73,329	$51,151	$44,669	$21,533

Fixed charges:
Interest expense	27,586	34,745	29,316	31,208	38,845
Capitalized interest	1,097	403	—	—	—
Amortization of debt discount or premium	249	—	—	—	—
Amortization of loan fees	3,790	7,732	4,612	1,402	1,317
Rent expense deemed interest	6,049	5,300	4,598	3,097	2,717
Preferred dividend requirements of consol. subs.	—	—	—	—	—

Total fixed charges	$38,771	$48,180	$38,526	$35,707	$42,879

Ratio of earnings to fixed charges	1.98	1.52	1.33	1.25	0.50

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GCI, INC. RATIO OF EARNINGS TO FIXED CHARGES (Amounts in thousands)